No. 812-13844

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 6 TO THE APPLICATION FOR AN ORDER UNDER SECTIONS 57(a)(4) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE 1940 ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) AND RULE 17d-1

CORPORATE CAPITAL TRUST, INC. AND CNL FUND ADVISORS COMPANY

450 S. Orange Avenue

Orlando, Florida 32801

(866) 745-3797

KOHLBERG KRAVIS ROBERTS & CO. L.P., KKR ASSET MANAGEMENT LLC, KKR ASSET MANAGEMENT LTD., KKR CS ADVISORS I LLC, KKR FI ADVISORS LLC, KKR FI ADVISORS IV LLC, KKR FI ADVISORS CAYMAN LTD., KKR FINANCIAL ADVISORS LLC, KKR FINANCIAL ADVISORS II LLC, KKR MEZZANINE I ADVISORS LLC, KKR CAPITAL MARKETS HOLDINGS L.P., KKR CAPITAL MARKETS LLC, KKR CAPITAL MARKETS LIMITED, KKR CAPITAL MARKETS ASIA LIMITED, KKR CORPORATE LENDING LLC, kkr Corporate lending (cayman) Limited, KKR CORPORATE LENDING (UK) LLC, KKR DEBT INVESTORS II (2006) IRELAND LP, KKR DI 2006 LP, KKR CS III LIMITED, KKR ASSOCIATES CS III L.P., 8 CAPITAL PARTNERS L.P., KKR FINANCIAL CLO 2005-1, LTD., KKR FINANCIAL CLO 2005-2, LTD., KKR FINANCIAL CLO 2006-1, LTD., KKR FINANCIAL CLO 2007-1, LTD., KKR FINANCIAL CLO 2007-A, LTD., KKR FINANCIAL CLO 2009-1, LTD., KKR FINANCIAL HOLDINGS, INC., KKR FINANCIAL HOLDINGS, LTD., KKR FINANCIAL HOLDINGS LLC, KKR FINANCIAL HOLDINGS II, LLC, KKR FINANCIAL HOLDINGS III, LLC, KKR FINANCIAL HOLDINGS IV, LLC, KKR CORPORATE CREDIT PARTNERS L.P., KKR MEZZANINE GP LLC, KKR ASSOCIATES MEZZANINE I L.P., KKR MEZZANINE PARTNERS I L.P., KKR MEZZANINE PARTNERS I SIDE-BY-SIDE L.P., KKR TRS Holdings, LTd. CS II L.P., KKR-KEATS CAPITAL PARTNERS L.P., KKR CS I LIMITED, KKR ASSOCIATES CS I L.P., KKR-MILTON CAPITAL PARTNERS L.P. AND KKR-MILTON CO-INVESTMENTS L.P.

555 California Street, 50th Floor

San Francisco, CA 94104

(415) 315-3260

All Communications, Notices and Orders to:

Nicole Macarchuk, Esq.
General Counsel
KKR Asset Management LLC
555 California Street, 50th Floor
San Francisco, CA 94104
Telephone: (415) 315-3260

Copies to:

Richard Horowitz, Esq. Kenneth E. Young, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036 (212) 698-3525 (212) 698-3854

March 27, 2013

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

CORPORATE CAPITAL TRUST,

INC. AND CNL FUND ADVISORS

COMPANY

450 S. Orange Avenue

Orlando, Florida 32801

(866) 745-3797

and

KOHLBERG KRAVIS ROBERTS & CO. L.P.

KKR ASSET MANAGEMENT LLC

KKR ASSET MANAGEMENT LTD.

KKR CS ADVISORS I LLC

KKR FI ADVISORS LLC

KKR FI ADVISORS IV LLC

KKR FI ADVISORS CAYMAN LTD.

KKR FINANCIAL ADVISORS LLC

KKR FINANCIAL ADVISORS II LLC

KKR MEZZANINE I ADVISORS LLC

KKR CAPITAL MARKETS HOLDINGS L.P.

KKR CAPITAL MARKETS LLC

KKR CAPITAL MARKETS LIMITED

KKR CAPITAL MARKETS ASIA LIMITED

KKR CORPORATE LENDING LLC

KKR Corporate Lending (Cayman) Limited

KKR CORPORATE LENDING (UK) LLC

KKR DEBT INVESTORS II (2006) IRELAND LP

KKR DI 2006 LP

KKR CS III LIMITED

KKR ASSOCIATES CS III L.P.

8 CAPITAL PARTNERS L.P.

KKR FINANCIAL CLO 2005-1, LTD.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

AMENDMENT NO. 6 TO THE APPLICATION FOR AN ORDER UNDER SECTIONS 57(a)(4) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE 1940 ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) AND RULE 17d-1

KKR FINANCIAL CLO 2005-2, LTD.

KKR FINANCIAL CLO 2006-1, LTD.

KKR FINANCIAL CLO 2007-1, LTD.

KKR FINANCIAL CLO 2007-A, LTD.

KKR FINANCIAL CLO 2009-1, LTD.

KKR FINANCIAL HOLDINGS, INC.

KKR FINANCIAL HOLDINGS, LTD.

KKR FINANCIAL HOLDINGS LLC

KKR FINANCIAL HOLDINGS II, LLC

KKR FINANCIAL HOLDINGS III, LLC

KKR FINANCIAL HOLDINGS IV, LLC

KKR CORPORATE CREDIT PARTNERS L.P.

KKR MEZZANINE GP LLC

KKR ASSOCIATES MEZZANINE I L.P.

KKR MEZZANINE PARTNERS I L.P.

KKR MEZZANINE PARTNERS I SIDE-BY-SIDE L.P.

KKR TRS HOLDINGS, LTD.

KKR CS II LIMITED

KKR ASSOCIATES CS II L.P.

KKR-KEATS CAPITAL PARTNERS L.P.

KKR CS I LIMITED

KKR ASSOCIATES CS I L.P.

KKR-MILTON CAPITAL PARTNERS L.P. AND

KKR-MILTON CO-INVESTMENTS L.P.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

555 California Street, 50th Floor San Francisco, CA 94104 (415) 315-3260 File No. 812-13844 Investment Company Act of 1940	) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) under Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions that otherwise may be prohibited by Section 57(a)(4) and Rule 17d-1:

•	Corporate Capital Trust, Inc. (the “Company”)

•	CNL Fund Advisors Company (“CFA”)

•	KKR Asset Management LLC (“KAM,” and together with CFA collectively, the “Advisers”) and its investment advisory subsidiaries set forth on Schedule A hereto (collectively, with KAM, the “KAM Affiliated Advisers”)

•	Kohlberg Kravis Roberts & Co. L.P. (“KKR & Co.”) and its investment advisory subsidiaries set forth on Schedule A hereto (other than the KAM Affiliated Advisers) (collectively, with KKR & Co., the “KKR & Co. Affiliated Advisers” and, together with the KAM Affiliated Advisers, the “KKR Affiliated Advisers”)

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

•	KKR Capital Markets Holdings L.P. and its capital markets subsidiaries set forth on Schedule A hereto (collectively, the “KCM Companies”). The KCM Companies are indirect, wholly- or majority-owned subsidiaries of KKR and, from time to time, may hold various financial assets in a principal capacity (in such capacity, “Existing KKR Proprietary Accounts” and, together with any Future KKR Proprietary Account (as defined below), the “KKR Proprietary Accounts”)

•

Investment funds and other vehicles affiliated with KKR & Co. L.P. (“KKR”) set forth on Schedule A hereto, each of which, other than KKR Financial Holdings LLC (“KFN”)², is an entity whose investment adviser is a KKR Affiliated Adviser and that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (including the Existing KKR Proprietary Accounts) (collectively, the “Existing Affiliated Investors” and, together with the Company, the KKR Affiliated Advisers and the KCM Companies, the “Applicants”)

CFA serves as the investment adviser to the Company, while KAM serves as the sub-adviser to the Company. CFA and KAM are not affiliated persons (as defined in the 1940 Act). The relief requested in this application (the “Application”) would allow the Company, on one hand, and one or more Affiliated Investors3, on the other hand, to participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under Section 57(a)(4) and the rules under the 1940 Act (the “Co-Investment Program”). For purposes of this Application, a “Co-Investment Transaction” shall mean any transaction in which the Company (or a Blocker Subsidiary) participated together with one or more Affiliated Investors in reliance on the Order and a “Potential Co-Investment Transaction” shall mean any investment opportunity in which the Company (or a Blocker Subsidiary) could not participate together with one or more Affiliated Investors without obtaining and relying on the Order.

The Company may, from time to time, form a special purpose subsidiary (a “Blocker Subsidiary”) (a) whose sole business purpose is to hold one or more investments on behalf of the Company; (b) that is wholly-owned by the Company (with the Company at all times holding, beneficially and of record, 100% of the voting and economic interests); (c) with respect to which the Company’s Board has the sole authority to make all determinations with respect to the Blocker Subsidiary’s participation under the conditions to this Application; (d) that does not pay a separate advisory fee, including any performance-based fee, to any person; and (e) that is an entity that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. A Blocker Subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Investor because it would be a company controlled by the Company for purposes of Section 57(a)(4) and rule 17d-1. Applicants request that a Blocker Subsidiary be permitted to participate in Co-Investment Transactions in lieu of the Company and that the Blocker Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the Company were participating directly. Applicants represent that this treatment is justified because a Blocker Subsidiary would have no purpose other than serving as a holding vehicle for the Company’s investments and, therefore, no conflicts of interest could arise between the Company and the Blocker Subsidiary. The Company’s Board would make all relevant determinations under the conditions with regard to a Blocker Subsidiary’s participation in a Co-Investment Transaction, and the Company’s Board would be informed of, and take into consideration, any proposed use of a Blocker Subsidiary in the Company’s place. If the Company proposes to participate in the same Co-Investment Transaction with any of its Blocker Subsidiaries, the Company’s Board will also be informed of, and take into consideration, the relative participation of the Company and the Blocker Subsidiary.

2	KFN is an exchange-listed specialty finance company that is externally advised by KAM. KFN is a holding company that engages in its specialty finance business through various wholly-owned subsidiaries that rely on one or more exemptions or exceptions from the definition of our investment company. Thus, KFN itself does not come within the definition of an investment company in Section 3(a)(1) of the 1940 Act. We do not believe that allowing the Company to co-invest with KFN raises any additional legal or policy issues because KFN is a client of KAM in the same way that Existing Affiliated Investors which rely on Section 3(c)(1) or 3(c)(7) for their 1940 Act exemption are clients of a KKR Affiliated Adviser.
3	“Affiliated Investor” means (a) any Existing Affiliated Investor; (b) any Future KKR Proprietary Account; or (c) any Future Affiliated Fund. “Future KKR Proprietary Account” means an indirect, wholly- or majority-owned subsidiary of KKR that is formed in the future and, from time to time, may hold various financial assets in a principal capacity. “Future Affiliated Fund” means an entity (a) whose investment adviser is a KKR Affiliated Adviser or an investment adviser controlling, controlled by or under common control with KAM; and (b) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.

Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.4

All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions of the Application.

I.	GENERAL DESCRIPTION OF APPLICANTS

A.	The Company

The Company was organized under the General Corporation Law of the State of Maryland on June 9, 2010 for the purpose of operating as an externally-managed, non-diversified closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act.5 The Company’s investment objective is to provide shareholders with current income and, to a lesser extent, long-term capital appreciation. A substantial portion of the Company’s portfolio consists of senior and subordinated debt, and may take the form of corporate loans or bonds, may be secured or unsecured and may, in some cases, be accompanied by warrants, options or other forms of equity participation. The Company may also separately purchase common or preferred equity interests in transactions. The Company’s portfolio includes fixed-rate investments that generate absolute returns as well as floating-rate investments that provide protection in rising interest rate and inflationary environments. In addition, the Company has made an election to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future. The Company’s principal place of business is 450 S. Orange Avenue, Orlando, Florida 32801.

The Company has a five-member board of directors (the “Board”) of which three members are not “interested persons” of the Company within the meaning of Section 2(a)(19) of the 1940 Act (the “Independent Directors”). No Independent Director will have a financial interest in any Co-Investment Transaction.

[4]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

[5]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

B.	CFA

CFA, a subsidiary of CNL Financial Group, LLC (“CNL”), serves as the Company’s investment adviser. CFA is a Florida corporation that has been continuously registered as an investment adviser since 1991. Historically, CFA has advised high-net-worth individuals, pension and profit sharing plans, pooled investment vehicles, government entities and charitable organizations. CFA is registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). CNL is a leading private investment management firm providing global real estate and alternative investment opportunities.

C.	KKR Entities

KKR is a leading alternative asset manager with $75.5 billion in assets under management as of December 31, 2012. Founded in 1976, KKR is a global firm with 14 offices and over 900 people, including over 200 investment professionals as of December 31, 2012. It operates an integrated global platform for sourcing and executing investments across multiple industries, asset classes and geographies. Since its inception, KKR has completed more than 200 private equity transactions with a total transaction value in excess of $70 billion. As of December 31, 2012, it had $26.4 billion of corporate credit assets under management.

Structured as a holding company, KKR conducts its business through various subsidiaries, which include investment advisers and broker-dealers that are registered or licensed by regulatory authorities in the jurisdictions in which they operate. These business activities include managing and advising a number of investment funds, structured finance vehicles, co-investment vehicles, finance companies, managed accounts and other entities and providing a broad range of capital markets services. KKR also holds various financial assets in a principal capacity.

KAM, a subsidiary of KKR, serves as the Company’s sub-adviser. KAM is a Delaware limited liability company that has been continuously registered as an investment adviser with the Commission since 2008.

For management reporting purposes, KKR organizes its business into three business segments: Private Markets, Public Markets, and Capital Markets and Principal Activities.

1.	Private Markets

Through its Private Markets segment, KKR manages and sponsors a group of private equity funds and co-investment vehicles that invest capital for long-term appreciation, either through controlling ownership of a company or strategic minority positions. KKR also manages and sources investments in infrastructure, natural resources and real estate.

The Affiliated Investors that are currently managed within the Private Markets segment are included under the heading Existing Affiliated Investors in Schedule A hereto. Each of these Affiliated Investors is a separate and distinct legal entity and none is required to register as an investment company under the 1940 Act. KKR & Co. serves as the investment adviser to these Affiliated Investors and, in some instances, these Affiliated Investors are sub-advised by other KKR & Co. Affiliated Advisers. Each adviser to an Affiliated Investor will be registered with the Commission as an investment adviser . KKR & Co. has been registered with the Commission under the Advisers Act since 2008. As of December 31, 2012, the KKR & Co. Affiliated Advisers had $49.1 billion of assets under management.

2.	Public Markets

Through the Public Markets segment, KKR manages KFN, a specialty finance company, as well as a number of investment funds, structured finance vehicles and separately managed accounts that invest capital in (i) leveraged credit strategies, such as leveraged loans and high yield bonds, (ii) liquid long/short equity strategies, (iii) alternative credit strategies such as mezzanine investments, special situations investments and direct senior lending.

The Affiliated Investors that are currently managed within the Public Markets segment are included under the heading Existing Affiliated Investors in Schedule A hereto. Each of these Affiliated Investors is a separate and distinct legal entity and none is required to register as an investment company under the 1940 Act. These entities are advised by KAM and other KAM Affiliated Advisers, which also advise separate accounts that are maintained with third party custodians and managed pursuant to investment advisory agreements with clients. Each adviser to an Affiliated Investor will be registered with the Commission as an investment adviser. As of December 31, 2012, KAM Affiliated Advisers had $26.4 billion of assets under management.

3.	Capital Markets and Principal Activities

Through its Capital Markets and Principal Activities segment, KKR conducts a broad range of capital markets activities, including acting as an underwriter, placement agent, or other form of arranger or provider of debt and equity financing and carrying out other types of capital markets services and broker-dealer activities. These activities are conducted through the KCM Companies, each of which is an indirect, wholly- or majority-owned subsidiary of KKR. The KCM Companies include entities registered or authorized as broker-dealers or their foreign equivalents in various countries in North America, Europe, Asia and Australia. In the United States, KKR conducts its broker-dealer activities through KKR Capital Markets LLC, which has been registered with the Commission as a broker-dealer since 2007 and is a member of the Financial Industry Regulatory Authority (FINRA). In addition to providing its capital markets and/or broker-dealer activities, a KCM Company may, from time to time, hold various financial assets in a principal capacity.

II.	RELIEF FOR PROPOSED CO-INVESTMENTS

A.	Co-Investment in Portfolio Companies by the Company and Affiliated Investors

1.	Mechanics of the Co-Investment Program

As previously described, CFA serves as the Company’s investment adviser and administrator, and KAM serves as the Company’s sub-adviser. In these roles, CFA is responsible for the overall management of the Company’s activities, and KAM is responsible for the day-to-day management of the Company’s investment portfolio, in each case consistent with their fiduciary duties. CFA provides its investment advisory services under an investment advisory agreement with the Company (as amended from time to time, the “Advisory Agreement”) and provides its additional administrative services under an administrative services agreement. KAM provides its investment advisory services under an investment sub-advisory agreement between CFA and KAM (as amended from time to time, the “Sub-Advisory Agreement”). Importantly, the relationship between CFA and KAM is arm’s length, and KAM may withdraw on 120 days’ written notice.6 Although KAM will identify and recommend investments for the Company, prior to any investment by the Company, the Sub-Advisory Agreement requires KAM to present each proposed investment to CFA which has the authority to approve or reject all investments proposed for the Company by KAM. Through this authority to approve or reject any investment proposed by KAM, CFA will have ultimate authority with respect to the Company’s investments, subject in each case to the oversight of the Board.

It is anticipated that KAM or another KKR Affiliated Adviser will periodically determine that certain investments KAM recommends for the Company would also be appropriate investments for one or more Affiliated Investors. Such a determination may result in the Company, on one hand, and one or more of the Affiliated Investors, on the other hand, co-investing in certain investment opportunities.

Opportunities for Potential Co-Investment Transactions may arise when advisory personnel of KAM or a KKR Affiliated Adviser become aware of investment opportunities that may be appropriate for both the Company and an Affiliated Investor. Following issuance of the requested Order, in such cases, the Advisers will be notified of such Potential Co-Investment Transactions, and such investment opportunities may result in Co-Investment Transactions. For each such investment opportunity, the Advisers will independently analyze and evaluate the investment opportunity as to its appropriateness for the Company taking into consideration the Company’s Objectives and Strategies (as defined below). If the Advisers determine that the opportunity is appropriate for the Company (and CFA approves the investment for the Company), and an Affiliated Investor may also participate, the Advisers will present the investment opportunity to the directors eligible to vote under Section 57(o) of the 1940 Act (the “Eligible Directors”) prior to the actual investment by the Company. A Co-Investment Transaction will be consummated only upon approval by a required majority of the Eligible Directors within the meaning of Section 57(o) (“Required Majority”).

[6]	The Sub-Advisory Agreement may also be terminated by the Company through its board of directors or a vote of its shareholders in accordance with Section 15(a) of the 1940 Act.

KAM has an investment committee through which KAM will carry out its obligation under condition 1 to make a determination as to the appropriateness of the Potential Co-Investment Transaction for the Company. In the case of a Potential Co-Investment Transaction, KAM would apply its allocation policies and procedures in determining the proposed allocation for the Company consistent with the requirements of condition 2(a). We note that KAM, as a registered investment adviser, has developed a robust allocation process as part of its overall compliance policies and procedures. KAM’s allocation process is designed to allocate investment opportunities fairly and equitably among its clients over time. While each KAM client may not participate in each investment opportunity because, for example, the client’s allocation would be less than its minimum investment size, over time each KAM client would participate in investment opportunities fairly and equitably. We note that the Company has adopted its own allocation policies and procedures, which incorporate KAM’s allocation policies and procedures. KAM would then notify CFA of the Potential Co-Investment Transaction and KAM’s recommended allocation for the Company. CFA would present the Potential Co-Investment Transaction and KAM’s proposed allocation to CFA’s investment committee for its approval. The CFA investment committee would review KAM’s recommendation for the Company and would have the ability to ask questions of KAM and request additional information from KAM. If the CFA investment committee approved the investment for the Company, the investment and all relevant allocation information would then be presented to the Company’s Board for its approval in accordance with the conditions of this Application. We believe the investment process between KAM and CFA, prior to seeking approval from the Company’s Board, is significant and provides for additional procedures and processes to ensure that the Company is being treated fairly in respect of Potential Co-Investment Transactions. These procedures are in addition to, and not instead of, the procedures required under the conditions.

We acknowledge that some of the Affiliated Investors may not be funds advised by KAM or an affiliate because they are KKR Proprietary Accounts (i.e., a KCM Company investing in a principal capacity). We further acknowledge that previously ordered exemptive applications seeking similar co-investment relief have been limited to co-investment transactions between a BDC and its affiliated funds only. We do not believe these KKR Proprietary Accounts should raise issues under the conditions of this Application because KKR’s and KAM’s allocation policies and procedures provide that investment opportunities are offered to client accounts before they are offered to KKR Proprietary Accounts. We do not believe that the participation of separate accounts in the Co-Investment Program would raise any regulatory or mechanical concerns different from those discussed with respect to the Affiliated Investors that are entities.  Entities and separate accounts managed by the Advisers are subject to the same allocation policies and are not treated any differently with respect to their investment mechanics. In accordance with KAM’s allocation policies and procedures, Potential Co-Investment Transactions will be offered to, and allocated among, KAM-advised funds, including the Company, based on each client’s particular Objectives and Strategies and in accordance with the conditions. If the aggregate amount recommended by KAM to be invested by KAM-advised funds, including the Company, in a Potential Co-Investment Transaction were equal to or more than the amount of the investment opportunity, a KKR Proprietary Account would not participate in the investment opportunity. If the aggregate amount recommended by KAM to be invested by KAM-advised funds, including the Company, in a Potential Co-Investment Transaction were less than the amount of the investment opportunity, a KKR Proprietary Account would then have the opportunity to participate in the Potential Co-Investment Transaction in a principal capacity. We note that a KKR Proprietary Account broker/dealer would generally seek to privately place such an investment opportunity to one or more unaffiliated third-parties before investing in the investment opportunity in a principal capacity. KAM and CFA have implemented a robust allocation process to ensure the Company is treated fairly in respect of the allocation of Potential Co-Investment Transactions. Both CFA and the Company’s Board will be provided with all relevant information regarding KAM’s proposed allocations to the Company and Affiliated Investors, including KKR Proprietary Accounts, as contemplated by the conditions hereof. With respect to Affiliated Investors that are relying on the Order for which a KKR Affiliated Adviser serves as investment adviser, KAM and each KKR Affiliated Adviser are subject to the same robust allocation process. As a result, all Potential Co-Investment Transactions that are presented to a KKR Affiliated Adviser would also be presented to KAM which, as required by condition 1, would make an independent determination with CFA of the appropriateness of the investment for the Company. Therefore, we believe these allocation policies and procedures will ensure the Applicants’ ability to comply with the conditions with respect to Affiliated Investors for which a KKR Affiliated Adviser serves as investment adviser.

To allow for an independent review of co-investment activities, the Board will receive, on a quarterly basis, a record of all investments made by Affiliated Investors during the preceding quarter that: (1) were consistent with the Company’s then current Objectives and Strategies, but (2) were not made available to the Company. This record will include an explanation of why such investment opportunities were not offered to the Company. Presently, KAM’s allocation procedures prohibit the Company from participating in Potential Co-Investment Transactions. As a result, KAM’s allocation system reports investments in which the Company would have been able to invest but for it not having been granted exemptive relief. If the relief sought by this Application is granted, KAM will amend its allocation procedures to allow the Company to invest in Potential Co-Investment Transactions in accordance with the conditions hereof. KAM’s allocation process is capable of tracking all of the information required by condition 4, which will be presented to CFA and the Company’s Board on a regular basis.

With respect to the pro rata dispositions and follow-on investments provided in conditions 7 and 8, the Company may participate in a pro rata disposition or follow-on investment without obtaining prior approval of the Required Majority, if, among other things: (i) the proposed participation of each Affiliated Investor and the Company in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or follow-on investment, as the case may be; and (ii) the Company’s Board has approved the Company’s participation in pro rata dispositions and follow-on investments as being in the best interests of the Company. If the Board does not so approve, any such disposition or follow-on investment will be submitted to the Company’s Eligible Directors. The Company’s Board may at any time rescind, suspend or qualify its approval of pro rata dispositions and follow-on investments with the result that all dispositions and/or follow-on investments must be submitted to the Eligible Directors.

The Company’s investment in a Co-Investment Transaction would be on the same terms, conditions, price, class of securities, settlement date and registration rights as those applicable to the Affiliated Investors.

2.	Reasons for Co-Investing

It is expected that co-investment in portfolio companies by the Company and the Affiliated Investors will increase favorable investment opportunities for the Company. The Co-Investment Program will be effected only if it is approved by the Required Majority on the basis that it would be advantageous for the Company to have the additional capital from the Affiliated Investors available to meet the funding requirements of attractive investments in portfolio companies. A BDC that makes investments of the type contemplated by the Company typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment. In addition, the Code imposes diversification requirements on companies, such as the Company, that seek certain favorable tax treatment under Subchapter M of the Code. Consequently, in some circumstances, the Company might not be able to commit to the entire amount of financing sought by an issuer. In such cases, the issuer is likely to reject an offer of funding from the Company due to the Company’s inability to commit the full amount of financing required.

In view of the foregoing, in cases where the Advisers identify investment opportunities requiring larger capital commitments, they must seek the participation of other entities with similar investment styles. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable the Company to participate in larger financing commitments, which would, in turn, be expected to increase income, expand investment opportunities and provide better access to due diligence information for the Company. Indeed, the Company’s inability to co-invest with one or more Affiliated Investors could potentially result in the loss of beneficial investment opportunities for the Company and, in turn, adversely affect the Company’s shareholders. For example, the Company may lose some investment opportunities if the Advisers cannot provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by the Advisers due to the Company’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on which the Company’s individual or aggregate investment limits require the Advisers to arrange a syndication with unaffiliated entities, the Company will likely be required to forego fewer suitable investment opportunities. With the assets of the Affiliated Investors available for co-investment, there should be an increase in the number of opportunities accessible to the Company.

The Advisers and the Board of the Company believe that it will be advantageous for the Company to co-invest with one or more Affiliated Investors and that such investments would be consistent with the Company’s Objectives and Strategies (as defined below).

Allowing for the types of transactions described in this Application will generate greater deal flow, broaden the market relationships of the Company and allow the Company to be more selective in choosing its investments so that the Company can pursue the most attractive risk-adjusted investments and optimize its portfolio. Enhanced selectivity and more favorable deal terms, pricing and structure would also likely lead to closer relationships between the Company and its portfolio companies, all of which should create enhanced value for the Company and its shareholders.

The Advisers and the Board also believe that co-investment by the Company and the Affiliated Investors will afford the Company the ability to achieve greater diversification and, together with the Affiliated Investors, the opportunity to exercise greater influence on the portfolio companies in which the Company and the Affiliated Investors co-invest.

B.	Applicable Law

1.	Sections 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC (or a company controlled by such BDC) is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC (or controlled company) on a basis less advantageous than that of the other participant. Because the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a).7 Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, from acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC (or a company controlled by such BDC) is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted. In considering whether to grant an application under Rule 17d-1, the Commission will consider whether the participation by the BDC (or controlled company) in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.	Section 57(b) of the 1940 Act and Rule 57b-1 thereunder

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

[7]	See Section 57(i) of the 1940 Act.

Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person.

C.	Need For Relief

Co-Investment Transactions could be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Investors fall within the categories of persons described by Section 57(b), as modified by Rule 57b-1 thereunder. Section 57(b) applies to any investment adviser to the BDC, including the sub-adviser. Thus, KAM and any Affiliated Investors that it advises could be deemed to be persons related to the Company in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program. In addition, because other KKR Affiliated Advisers are “affiliated persons” of KAM, Affiliated Investors advised by any of them could be deemed to be persons related to the Company (or a company controlled by the Company) in a manner described by Section 57(b) and also prohibited from participating in the Co-Investment Program. Finally, because KKR Proprietary Accounts are under common control with KAM and, therefore, are “affiliated persons” of KAM, KKR Proprietary Accounts could be deemed to be persons related to the Company (or a company controlled by the Company) in a manner described by Section 57(b) and also prohibited from participating in the Co-Investment Program.

D.	Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission pursuant to Section 57(i) and Rule 17d-1, to permit the Company and Affiliated Investors to participate in the Co-Investment Program.

E.	Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.8 Although the various precedents did not involve a sub-adviser, Applicants submit that the procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. Applicants further submit that the involvement of a sub-adviser does not raise any legal or policy concerns that are different from those considered in the precedent applications because the Sub-Advisory Agreement requires KAM to present each proposed investment by the Company to CFA, which has ultimate authority with respect to the Company’s investments.

F.	Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs pursuant to Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment (except for certain dispositions or follow-on investments, as described in the conditions), and other protective conditions set forth in this Application, will ensure that the Company will be treated fairly. The conditions to which the requested relief will be subject are designed to ensure that principals of the Advisers would not be able to favor the Affiliated Investors over the Company through the allocation of investment opportunities among them. Because almost every attractive investment opportunity for the Company will also be an attractive investment opportunity for the Affiliated Investors, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to either the Company or the Affiliated Investors as opportunities arise. For each Potential Co-Investment Transaction, the Company and one or more of the Affiliated Investors will be offered the opportunity to participate in the Potential Co-Investment Transactions on the same terms and conditions and, if the aggregate amount recommended by KAM to be invested by the Company and all participating Affiliated Investors exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them

[8]	Ridgewood Capital Energy Growth Fund, LLC, et. al. (File No. 812-13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice); Gladstone Capital Corporation, et. al. (File No. 812-12934), Release No. IC-27150 (November 22, 2005) (order), Release No. IC-27120 (October 25, 2005) (notice).

pro rata based on the ratio of the Company’s capital available for investment in the asset class being allocated, on the one hand, and the Affiliated Investors’ capital available for investment in the asset class being allocated, on the other hand, to the aggregated capital available for investment for the asset class being allocated of all parties involved in the investment opportunity, up to the amount proposed to be invested by each. The Company would have the ability to engage in follow-on investments in a fair manner consistent with the protections of the other conditions. The Company would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Further, the terms and conditions proposed herein will ensure that all such transactions are reasonable and fair to the Company and the Affiliated Investors and do not involve overreaching by any person concerned, including CFA or KAM. Applicants submit that the Company’s participation in the Co-Investment Transactions will be consistent with the provisions, policies and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of other participants.

G.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1.          Each time KAM or an advisor to any Affiliated Investor considers a Potential Co-Investment Transaction for an Affiliated Investor that falls within the Company’s then-current Objectives and Strategies,9 the Advisers will make an independent determination of the appropriateness of the investment for the Company in light of the Company’s then-current circumstances.

2.          a.          If the Advisers deem the Company’s participation in any Potential Co-Investment Transaction to be appropriate for the Company, the Advisers will then determine an appropriate level of investment for the Company.

             b.          If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the Company, together with the amount proposed to be invested by the Affiliated Investors, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount of the investment opportunity will be allocated among the Company and such Affiliated Investors, pro rata based on the ratio of the Company’s capital available for investment in the asset class being allocated, on the one hand, and the Affiliated Investors’ capital available for investment in the asset class being allocated, on the other hand, to the aggregated capital available for investment for the asset class being allocated of all parties involved in the investment opportunity, up to the amount proposed to be invested by each. The Advisers will provide the Eligible Directors with information concerning each party’s available capital to assist the Eligible Directors with their review of the Company’s investments for compliance with these allocation procedures.

[9]	“Objectives and Strategies” means the Company’s investment objectives and strategies, as described in the Company’s registration statement on Form N-2, other filings the Company has made with the Commission under the Securities Act of 1933, as amended (the “1933 Act”), or under the Securities and Exchange Act of 1934, as amended, and the Company’s reports to shareholders.

          c.          After making the determinations required in conditions 1 and 2(a) above, the Advisers will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by the Company and any Affiliated Investor to the Eligible Directors for their consideration. The Company will co-invest with an Affiliated Investor only if, prior to the Company’s and the Affiliated Investors’ participation in the Potential Co-Investment Transaction, a Required Majority of the Eligible Directors concludes that:

                    (i)          the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching in respect of the Company or its shareholders on the part of any person concerned;

                    (ii)          the Potential Co-Investment Transaction is consistent with:

                                   (a)          the interests of the Company’s shareholders; and

                                   (b)          the Company’s then-current Objectives and Strategies;

                    (iii)          the investment by an Affiliated Investor would not disadvantage the Company, and participation by the Company is not on a basis different from or less advantageous than that of any Affiliated Investor; provided, that if an Affiliated Investor, but not the Company, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer, or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit a Required Majority of the Eligible Directors from reaching the conclusions required by this condition 2(c)(iii), if:

                                   (a)          the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; and

                                   (b)          the Advisers agree to, and do, provide periodic reports to the Company’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

                                   (c)          any fees or other compensation that any Affiliated Investor or any affiliated person of an Affiliated Investor receives in connection with the right of the Affiliated Investor to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Investors (who may, in turn, share their portion with their affiliated persons) and the Company in accordance with the amount of each party’s investment; and

                    (iv)          the proposed investment by the Company will not benefit the Advisers or the Affiliated Investors or any affiliated person of either of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted under Sections 17(e) and 57(k) of the 1940 Act, as applicable, (C) in the case of fees or other compensation described in condition 2(c)(iii)(c), or (D) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction.

3.          The Company will have the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.          The Advisers will present to the Board, on a quarterly basis, a record of all investments made by the Affiliated Investors during the preceding quarter that fell within the Company’s then-current Objectives and Strategies that were not made available to the Company, and an explanation of why the investment opportunities were not offered to the Company. All information presented to the Board pursuant to this condition will be kept for the life of the Company and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.          Except for follow-on investments made in accordance with condition 8, the Company will not invest in reliance on the Order in any issuer in which an Affiliated Investor or any affiliated person of an Affiliated Investor is an existing investor.

6.          The Company will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for the Company as for any Affiliated Investor. The grant to an Affiliated Investor, but not the Company, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(a), (b) and (c) are met.

7.          a.          If any Affiliated Investor elects to sell, exchange or otherwise dispose of an interest in a security that was acquired by the Company and any of the Affiliated Investors in a Co-Investment Transaction, the Advisers will:

                          (i)          notify the Company of the proposed disposition at the earliest practical time; and

                          (ii)          formulate a recommendation as to participation by the Company in the disposition.

             b.          The Company will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Investors.

             c.          The Company may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of the Company and each Affiliated Investor in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Company’s Board has approved as being in the best interests of the Company the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Company’s Board is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Advisers will provide their written recommendation as to the Company’s participation to the Eligible Directors, and the Company will participate in such disposition solely to the extent that a Required Majority determines that it is in the Company’s best interests.

             d.          The Company and each of the Affiliated Investors will bear its own expenses in connection with the disposition.

8.          a.          If any Affiliated Investor desires to make a “follow-on investment” (i.e., an additional investment in the same entity, including through the exercise of warrants or other rights to purchase securities of the issuer) in a portfolio company whose securities were acquired by the Company and any of the Affiliated Investors in a Co-Investment Transaction, the Advisers will:

                          (i)          notify the Company of the proposed transaction at the earliest practical time; and

                          (ii)         formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by the Company.

             b.          The Company may participate in such follow-on investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of the Company and each Affiliated Investor in such investment is proportionate to its outstanding investments in the issuer immediately preceding the follow-on investment; (ii) the Company’s Board has approved as being in the best interests of the Company the ability to participate in follow-on investments on a pro rata basis (as described in greater detail in this Application); and (iii) the Company’s Board is provided on a quarterly basis with a list of all follow-on investments made in accordance with this condition. In all other cases, the Advisers will provide their written recommendation as to the Company’s participation to the Eligible Directors, and the Company will participate in such follow-on investment solely to the extent that a Required Majority determines that it is in the Company’s best interests.

             c.          If, with respect to any follow-on investment:

                          (i)          the amount of a follow-on investment is not based on the Company’s and the Affiliated Investors’ outstanding investments immediately preceding the follow-on investment; and

                          (ii)         the aggregate amount recommended by the Advisers to be invested by the Company in the follow-on investment, together with the amount proposed to be invested by the Affiliated Investors in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on the ratio of the Company’s capital available for investment in the asset class being allocated, on the one hand, and the Affiliated Investors’ capital available for investment in the asset class being allocated, on the other hand, to the aggregated capital available for investment for the asset class being allocated of all parties involved in the investment opportunity, up to the amount proposed to be invested by each.

             d.          The acquisition of follow-on investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the Application.

9.          The Independent Directors will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by the Affiliated Investors that the Company considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments which the Company considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the Company of participating in new and existing Co-Investment Transactions.

10.        The Company will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the investments permitted under these conditions were approved by a Required Majority of the Eligible Directors under Section 57(f).

11.        No Independent Director will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of any Affiliated Investor.

12.        The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) shall, to the extent not payable by the Advisers under the Company’s and the Affiliated Investors’ investment advisory agreements, be shared by the Company and the Affiliated Investors in proportion to the relative amounts of their securities to be acquired or disposed of, as the case may be.

13.        Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the Company and Affiliated Investors on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Company and the Affiliated Investors based on the amount they invest in the Co-Investment Transaction. None of the Affiliated Investors, the Advisers nor any affiliated person of the Company will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Company and the Affiliated Investors, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(c) and (b) in the case of the Advisers, investment advisory fees paid in accordance with the Company’s and the Affiliated Investors’ investment advisory agreements).

14.        The KKR Proprietary Accounts will not be permitted to invest in a Potential Co-Investment Transaction except to the extent the demand from the Company and the other Affiliated Investors is less than the total investment opportunity.

15.        The Advisers and the advisers to the Affiliated Investors will maintain written policies and procedures reasonably designed to ensure compliance with the foregoing conditions. These policies and procedures will require, among other things, that each of KAM and CFA will be notified of all Potential Co-Investment Transactions that fall within the Company’s then-current Objectives and Strategies and will be given sufficient information to make its independent determination and recommendations under conditions 1, 2(a), 7 and 8.

III.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Nicole Macarchuk, Esq.
General Counsel
KKR Asset Management LLC
555 California Street, 50th Floor
San Francisco, CA 94104
Telephone: (415) 315-3260

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Richard Horowitz, Esq. Kenneth E. Young, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036 (212) 698-3525 (212) 698-3854

B.	Authorizations

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Company’s Board pursuant to resolutions duly adopted by the Board on October 29, 2010 (attached hereto as Exhibit A). In accordance with Rule 0-2(c) under the 1940 Act, each person executing the Application on behalf of the Applicants (other than the Company) being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

Applicants have caused this Application to be duly signed on their behalf on the 27th day of March, 2013.

CORPORATE CAPITAL TRUST, INC.

By:	/s/ Paul S. Saint-Pierre
Name:	Paul S. Saint-Pierre
Title:	Chief Financial Officer

CNL FUND ADVISORS COMPANY

By:	/s/ Paul S. Saint-Pierre
Name:	Paul S. Saint-Pierre
Title:	Chief Financial Officer, Senior Vice President

KKR ASSET MANAGEMENT LLC
KKR ASSET MANAGEMENT LTD.
KKR CS ADVISORS I LLC
KKR FI ADVISORS LLC
KKR FI ADVISORS IV LLC
KKR FI ADVISORS CAYMAN LTD.
KKR FINANCIAL ADVISORS LLC
KKR FINANCIAL ADVISORS II LLC
KKR MEZZANINE I ADVISORS LLC
KKR DEBT INVESTORS II (2006) IRELAND LP
KKR DI 2006 LP
8 CAPITAL PARTNERS L.P.
KKR FINANCIAL CLO 2005-1, LTD.
KKR FINANCIAL CLO 2005-2, LTD.
KKR FINANCIAL CLO 2006-1, LTD.
KKR FINANCIAL CLO 2007-1, LTD.
KKR FINANCIAL CLO 2007-A, LTD.
KKR FINANCIAL CLO 2009-1, LTD.
KKR FINANCIAL HOLDINGS, INC.
KKR FINANCIAL HOLDINGS, LTD.
KKR FINANCIAL HOLDINGS LLC
KKR FINANCIAL HOLDINGS II, LLC
KKR FINANCIAL HOLDINGS III, LLC
KKR FINANCIAL HOLDINGS IV, LLC
KKR CORPORATE CREDIT PARTNERS L.P.
KKR MEZZANINE GP LLC
KKR ASSOCIATES MEZZANINE I L.P.
KKR MEZZANINE PARTNERS I L.P.
KKR MEZZANINE PARTNERS I SIDE-BY-SIDE L.P.
KKR TRS HOLDINGS, LTD.
KKR-KEATS CAPITAL PARTNERS L.P.
KKR-MILTON CAPITAL PARTNERS L.P.

By:	/s/ Michael R. McFerran
Name:	Michael R. McFerran
Title:	Authorized Signatory

KOHLBERG KRAVIS ROBERTS & CO. L.P.
KKR CS III LIMITED
KKR ASSOCIATES CS III L.P.
KKR CS II LIMITED
KKR ASSOCIATES CS II L.P.
KKR CS I LIMITED
KKR ASSOCIATES CS I L.P.
KKR-MILTON CO-INVESTMENTS L.P.

By:	/s/ David J. Sorkin
Name:	David J. Sorkin
Title:	Authorized Signatory

KKR Capital Markets Holdings L.P.
KKR Capital Markets LLC
KKR Corporate Lending LLC
KKR Corporate Lending (UK) LLC

By:	/s/ Adam Smith
Name:	Adam Smith
Title:	Authorized Signatory

KKR CAPITAL MARKETS LIMITED
kkr corporate lending (cayman)
limited

By:	/s/ John Empson
Name:	John Empson
Title:	Director

KKR CAPITAL MARKETS ASIA LIMITED

By:	/s/ Rex Chung
Name:	Rex Chung
Title:	Director

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Corporate Capital Trust, Inc., that he is the Chief Financial Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Corporate capital trust, inc.

By:	/s/ Paul S. Saint-Pierre
Name:	Paul S. Saint-Pierre
Title:	Chief Financial Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of CNL Fund Advisors Company, that he is the Chief Financial Officer and Senior Vice President of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CNL FUND ADVISORS COMPANY

By:	/s/ Paul S. Saint-Pierre
Name:	Paul S. Saint-Pierre
Title:	Chief Financial Officer, Senior Vice President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of KKR Asset Management LLC, KKR Asset Management LTD., KKR CS Advisors I LLC, KKR FI Advisors LLC, KKR FI Advisors IV LLC, KKR FI Advisors Cayman LTD., KKR Financial Advisors LLC, KKR Financial Advisors II LLC, KKR Mezzanine I Advisors LLC, KKR Debt Investors II (2006) Ireland LP, KKR DI 2006 LP, 8 Capital Partners L.P., KKR Financial CLO 2005-1, LTD., KKR Financial CLO 2005-2, LTD., KKR Financial CLO 2006-1, LTD., KKR Financial CLO 2007-1, LTD., KKR Financial CLO 2007-A, LTD., KKR Financial CLO 2009-1, LTD., KKR Financial Holdings, Inc., KKR Financial Holdings, LTD., KKR Financial Holdings LLC, KKR Financial Holdings II, LLC, KKR Financial Holdings III, LLC, KKR Financial Holdings IV, LLC, KKR Corporate Credit Partners L.P., KKR Mezzanine GP LLC, KKR Associates Mezzanine I L.P., KKR Mezzanine Partners I L.P., KKR Mezzanine Partners I Side-By-Side L.P., KKR TRS Holdings, LTD., KKR- Keats Capital Partners L.P., KKR-Milton Capital Partners L.P., that he is authorized to execute this sworn statement of each entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KKR ASSET MANAGEMENT LLC
KKR ASSET MANAGEMENT LTD.
KKR CS ADVISORS I LLC
KKR FI ADVISORS LLC
KKR FI ADVISORS IV LLC
KKR FI ADVISORS CAYMAN LTD.
KKR FINANCIAL ADVISORS LLC
KKR FINANCIAL ADVISORS II LLC
KKR MEZZANINE I ADVISORS LLC
KKR DEBT INVESTORS II (2006) IRELAND LP
KKR DI 2006 LP
8 CAPITAL PARTNERS L.P.
KKR FINANCIAL CLO 2005-1, LTD.
KKR FINANCIAL CLO 2005-2, LTD.
KKR FINANCIAL CLO 2006-1, LTD.
KKR FINANCIAL CLO 2007-1, LTD.
KKR FINANCIAL CLO 2007-A, LTD.
KKR FINANCIAL CLO 2009-1, LTD.
KKR FINANCIAL HOLDINGS, INC.
KKR FINANCIAL HOLDINGS, LTD.
KKR FINANCIAL HOLDINGS LLC
KKR FINANCIAL HOLDINGS II, LLC
KKR FINANCIAL HOLDINGS III, LLC
KKR FINANCIAL HOLDINGS IV, LLC
KKR CORPORATE CREDIT PARTNERS L.P.

KKR MEZZANINE GP LLC
KKR ASSOCIATES MEZZANINE I L.P.
KKR MEZZANINE PARTNERS I L.P.
KKR MEZZANINE PARTNERS I SIDE-BY-SIDE L.P.
KKR TRS HOLDINGS, LTD.
KKR-KEATS CAPITAL PARTNERS L.P.
KKR-MILTON CAPITAL PARTNERS L.P.

By:	Michael R. McFerran
Name:	/s/ Michael R. McFerran
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Kohlberg Kravis Roberts & Co. L.P., KKR CS III Limited, KKR Associates CS III L.P., KKR CS II Limited, KKR Associates CS II L.P., KKR CS I Limited, KKR Associates CS I L.P., KKR-Milton Co- Investments L.P., that he is authorized to execute this sworn statement of each entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KOHLBERG KRAVIS ROBERTS & CO. L.P.
KKR CS III LIMITED
KKR ASSOCIATES CS III L.P.
KKR CS II LIMITED
KKR ASSOCIATES CS II L.P.
KKR CS I LIMITED
KKR ASSOCIATES CS I L.P.
KKR-MILTON CO-INVESTMENTS L.P.

By:	/s/ David J. Sorkin
Name:	David J. Sorkin
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of KKR Capital Markets Holdings L.P., KKR Capital Markets LLC, KKR Corporate Lending LLC, KKR Corporate Lending (UK) LLC, that he is authorized to execute this sworn statement of each entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KKR Capital Markets Holdings L.P.
KKR Capital Markets LLC
KKR Corporate Lending LLC
KKR Corporate Lending (UK) LLC

By:	/s/ Adam Smith
Name:	Adam Smith
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of KKR Capital Markets Limited and KKR Corporate Lending (Cayman) Limited, that he is authorized to execute this sworn statement of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KKR Capital Markets Limited
kkr corporate lending (cayman) limited

By:	/s/ John Empson
Name:	John Empson
Title:	Director

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of KKR Capital Markets Asia Limited, that he is authorized to execute this sworn statement of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KKR Capital Markets Asia Limited

By:	/s/ Rex Chung
Name:	Rex Chung
Title:	Director

SCHEDULE A

KAM Affiliated Advisers

KKR Asset Management LTD.

KKR CS Advisors I LLC

KKR FI Advisors LLC

KKR FI Advisors IV LLC

KKR FI Advisors Cayman LTD.

KKR Financial Advisors LLC

KKR Financial Advisors II LLC

KKR Mezzanine I Advisors LLC

KKR & Co. Affiliated Advisers

KKR CS III Limited

KKR Associates CS III L.P.

KKR Mezzanine GP LLC

KKR Associates Mezzanine I L.P.

KKR CS II Limited

KKR Associates CS II L.P.

KKR CS I Limited

KKR Associates CS I L.P.

KCM Companies

KKR Capital Markets Holdings L.P.

KKR Capital Markets LLC

KKR Capital Markets Limited

KKR Capital Markets Asia Limited

KKR Corporate Lending LLC

KKR Corporate Lending (Cayman) Limited

KKR Corporate Lending (UK) LLC

Existing Affiliated Investors

KKR Debt Investors II (2006) Ireland LP

KKR DI 2006 LP

8 Capital Partners L.P.

KKR Financial CLO 2005-1, LTD.

Schedule A-1

KKR Financial CLO 2005-2, LTD.

KKR Financial CLO 2006-1, LTD.

KKR Financial CLO 2007-1, LTD.

KKR Financial CLO 2007-A, LTD.

KKR Financial CLO 2009-1, LTD.

KKR Financial Holdings, Inc.

KKR Financial Holdings, LTD.

KKR Financial Holdings LLC

KKR Financial Holdings II, LLC

KKR Financial Holdings III, LLC

KKR Financial Holdings IV, LLC

KKR Corporate Credit Partners L.P.

KKR Mezzanine Partners I L.P.

KKR Mezzanine Partners I Side-by-Side L.P.

KKR TRS Holdings, LTD.

KKR-Keats Capital Partners L.P.

KKR-Milton Capital Partners L.P.

KKR-Milton Co-Investments L.P.

Schedule A-2

Exhibit A

Resolutions of Board of Directors of

Corporate Capital Trust, Inc.

WHEREAS, the Board deems it advisable and in the best interest of Corporate Capital Trust, Inc. (the “Corporation”) to file with the Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 57(c) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Corporation with certain entities which may be deemed to be “affiliates” of the Corporation pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments may otherwise be prohibited by Section 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of the Corporation be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be prepared, executed, delivered and filed with the Commission an Application and to do such other acts or things and execute such other documents, including, but not limited to, amendments to the Application and requests for no-action relief or interpretive positions under the Securities Act of 1933, the Securities Exchange Act of 1934, the 1940 Act, or any other applicable federal or state securities law, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the Commission and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of the Application, any amendments thereto or any requests for no-action relief or interpretive positions;

RESOLVED FURTHER, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions, as such officers shall deem necessary or desirable in order for the Corporation to accomplish its investment objective, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions; and

Exhibit A-1

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to perform all of the agreements and obligations of the Corporation in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Corporation thereof.

Exhibit A-2